                                                                    Exhibit 99.1



                                  PRESS RELEASE
                             No.Tel.40/PR110/UHI/03

                  STATE ADMINISTRATIVE COURT RULED IN FAVOR OF
                          TELKOM'S FORMER COMMISSIONER


BANDUNG, JANUARY 24TH, 2003, It is hereby announced that The State Administrative Court through it's decision dated January 23rd 2003, have ruled in favor of Rahardja Tjakraningrat, a former member of TELKOM's Board of Commissioner, for a petition to dismiss the Minister of State Owned Enterprise
(SoE) Decree No.S-452A/M-BUMN/2002 dated June 10, 2001 regarding the Dismissal and Appointment of TELKOM's Board of Commissioner and the Board of Director.

TELKOM have confirm the situation with the Ministry of SoE. Presently, the Ministry of SoE is in the process of preparing an appeal with regard to the court's decision.

TELKOM is not a direct party to the above legal dispute and, therefore, the situation does not have any direct effect on the Company until there is a final and binding decision.


/s/ Robby Rubama Sadeli
----------------------------
ROBBY RUBAMA SADELI
Acting of Investor Relations

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

BANDUNG:                           JAKARTA:
PHONE: 62-22-4527337               PHONE: 62-21-5215109
FAX:   62-22-7104743               FAX:   62-21-5220500

E-mail:  investor@telkom.co.id
WEBSITE: www.telkom.co.id